

Mail Stop 7010

May 17, 2006

Mr. Thomas W. Trexler
Executive VP and CFO
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

> **RE: Form 10-K for the fiscal year ended November 5, 2005**
> **Form 10-Q for the quarter ended February 4, 2006**
> **File No. 0-6506**

Dear Mr. Trexler:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 5, 2005

Item 9A – Controls and Procedures, page 19

1. We have reviewed your response to prior comment 7 and have the following
   comments.
   - Indicate that your disclosure controls and procedures were effective or
     ineffective. Your disclosure that your disclosure controls were "sufficiently
     effective" is not appropriate.
   - Also disclose that disclosure controls and procedures include controls and
     procedures designed to ensure that information required to be disclosed by
     you in the reports that you file or submit under the Exchange Act is
     accumulated and communicated to your management, including your
     principal executive and principal financial officers, or persons performing
     similar functions, as appropriate to allow timely decisions regarding required
     disclosure.

Note 1 – Reporting Entity Significant Accounting Policies, page 5

Revenue Recognition, page 5

2. We have reviewed your responses to prior comments 3 and 9 as they relate to the
   operations and revenue recognition of services provided by Mountain Financial,
   Inc. Your MD&A indicates that you provide "mortgage brokerage services,
   automobile, extended warranty coverage and property and casualty insurance to
   Prestige customers." Your response indicates that the Company recognizes
   revenue when "commissions" are earned as of the effective date of insurance
   coverage or the billing date. With specific reference to the nature of the
   agreement(s) you enter into with the homeowner, please tell us your basis for
   determining that the effective date of insurance coverage or the billing date is the
   date on which you "earn your commission". Address under what circumstances
   you use the date of insurance coverage and under what circumstances you use the
   billing date. Tell us the nature of the agreement(s) you enter into with the
   homeowner and the third party insurance company for insurance coverage such
   that you were able to conclude that the Company has no material commitments or
   contingencies related to Mountain Financial, Inc. Given the nature of these
   agreements also address the appropriateness of recognizing this revenue gross
   versus net.

Note 3 – Related Party Transactions, page 12

3. We have reviewed your response to prior comment 12. It appears that you have based your conclusion that you are not required to consolidate Majestic 21 solely on the fact that 21st Mortgage has consolidated this VIE. Notwithstanding this fact, please provide us and revise your disclosures to discuss how you determined you were not required to consolidate Majestic 21 based on the guidance set forth in paragraph 14 of FIN 46R. Pursuant to paragraph 14 of FIN 46R, an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity. If you conclude that you are not required to consolidate Majestic 21, please provide all of the disclosures required by paragraph 24 of FIN 46R.

Note 3 - Related Party Transactions, page 13 and Note 14 – Commitments and Contingent Liabilities, page 19

4. We have reviewed your responses to prior comments 13 and 16. According to FIN 45, issuance of a guarantee results in two different types of obligations: (a) a noncontingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45) and (b) a contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS 5). Based on your responses, it is unclear to us that you have appropriately accounted for the noncontingent obligation to stand ready to perform under your repurchase obligations. With regard to the Finance Revenue Sharing Agreement and your repurchase obligations under such agreement you indicate that "…the Company has no risk of loss." With regard to your repurchase obligations under the floor plan financing arrangements, you indicate that the Company's "…risk of loss under repurchase agreements is minimal…" It appears you are basing your conclusions solely on your contingent obligation to make future payment under the conditions of the guarantee. Paragraph 9 of FIN 45 states that "…the provisions of paragraphs 8-12 of Statement 5 regarding the guarantor's contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under that guarantee.

At the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for that guarantee." Please provide us with your analysis, for each period presented, regarding your determination of the fair value of your guarantees at inception.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief